P.E. 2/13/02

02014527

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated February 13, 2002

Instrumentarium Corporation
(Translation of Registrant's Name Into English)

Elimâenkatu 22
SF-00510 Helsinki, Finland
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosures:

1. **Stock Exchange Release dated February 13, 2002: "INSTRUMENTARIUM'S RESULTS FOR THE YEAR 2001 (audited)";**
2. **Stock Exchange Release dated February 13, 2002: "INVITATION TO THE ANNUAL GENERAL MEETING AND PROPOSALS OF THE BOARD OF DIRECTORS OF INSTRUMENTARIUM CORPORATION".**

INSTRUMENTARIUM'S RESULTS FOR THE YEAR 2001 (audited)

Instrumentarium's earnings grew clearly compared to the previous year. Earnings per share were EUR 3.01 (for year 2000: EUR 1.80). Operating profit before non-recurring items and amortization of goodwill was EUR 132.0 million (EUR 89.9 million). Net sales increased by 12% and totaled EUR 1,025.4 million (EUR 912.8 million). The Annual General Meeting will be held on 25 March 2002. Proposal of dividend is EUR 1.20 per share.

NET SALES AND PROFIT

Instrumentarium's net sales totaled EUR 1,025.4 million for 2001, an increase of 12% compared to the previous year. Net sales increased in all business segments. Anesthesia and Critical Care, the Group's main business, contributed approximately two-thirds of the overall growth in sales. The increase in sales for the Medical Equipment segment was highest in relative terms.

Operating profit before non-recurring items and amortization of goodwill was EUR 132,0 million (EUR 89.9 million). Operating profits increased in all business segments compared to the previous year. The higher operating profit was mainly due to the significant improvement in profitability by the largest division, Datex-Ohmeda, the combination of sales of products with higher gross margins as well as a decrease in expenses compared to the previous year. Other operating income was a net EUR 1.3 million, having been EUR 22.6 million for the previous year.

Income before extraordinary items was EUR 103.6 million (EUR 66.6 million). There were no non-recurring items in 2001, compared to EUR 6.2 million of non-recurring income in 2000.
Net financing expenses were EUR 11.9 million (EUR 13.2 million).

Earnings per share were EUR 3.01 compared to EUR 1.80 in the previous year. Shareholders' equity per share was EUR 21.62 (EUR 19.57).

DEVELOPMENT BY BUSINESS SEGMENT

Anesthesia and Critical Care

Net sales for the Anesthesia and Critical Care segment, totaled EUR 714.0 million, which is 11% higher than in the previous year. Datex-Ohmeda's sales developed more evenly through 2001, compared to the previous year, although sales were again stronger in the fourth quarter relative to the preceding quarters.

Of Datex-Ohmeda's business areas, best sales development was seen in the area of patient monitoring, with sales of the S/5 critical care monitors improving the most. Sales of anesthesia monitoring developed well, especially in the USA. Sales in the area of anesthesia, drug delivery and ventilation also increased over the previous year, with highest sales growth for integrated anesthesia workstations. Overall, sales of pulse oximetry, supplies and accessories as well as service increased somewhat.

By market area, Datex-Ohmeda had highest growth in sales to Europe, where sales increased 15%. Sales to North America increased 9%, while sales to Asia-Pacific increased 6%. In 2001, North America accounted for 47% of sales of Datex-Ohmeda, Europe for 36%, the Asia-Pacific region for 12% and the rest of the world for 5%.

Incorporated as a separate company group from the beginning of the year, Deio, which offers care information systems, focussed primarily on putting its operations on a firm footing, as well as new product development. Deio now has solution provider subsidiaries in six countries and certified distributors in an additional eleven. The efforts to develop Deio negatively impacted profitability of the Anesthesia and Critical Care segment by EUR 10.4 million during 2001.

Operating profit before non-recurring items and amortization of goodwill for the Anesthesia and Critical Care segment was EUR 103.1 million (EUR 58.6 million). The significantly higher operating profit was due to higher sales volume in Datex-Ohmeda and a sales mix with a higher share of higher margin products. Profitability was also positively impacted by the program aimed at improving operating efficiencies in Datex-Ohmeda, as a result of which indirect expenses decreased compared to the previous year.

Medical Equipment

The Medical Equipment segment reported net sales of EUR 206.4 million, which is 20% higher than in the previous year. All of the business units increased their net sales compared to the previous year, except for project sales unit Medko Medical.

The combined sales of the diagnostic imaging equipment manufacturing units Instrumentarium Imaging and Soredex were EUR 99.9 million (EUR 73,1 million). Somewhat less than a half of the 37% growth in net sales was due to the acquisition of Soredex. Strong growth in sales was recorded for mammography and dental products, although growth in sales of dental products was primarily due to the acquisition. Sales of surgigal imaging products grew less than sales of other product groups. The profitability of the division improved significantly, compared to the previous year.

Ohmeda Medical's net sales of infant care as well as suction and oxygen therapy products amounted to EUR 71.4 million (EUR 57.6 million), which is an increase of 24% compared to the previous year. The good growth in sales was principally due to good sales of the Giraffe OmniBed neonatal carestation during the first half of the year. However, related to a patent dispute in the USA, there has been an injunction on the sale and manufacturing of the Giraffe OmniBed neonatal carestation since 1 August 2001, other than for orders on hand on that date. The profitability of Ohmeda Medical improved over the previous year.

Merivaara's sales of medical furniture were EUR 30.1 million (EUR 26.7 million), which is 13% higher than in the previous year. The growth was mainly a result of an increase in domestic sales.

In the Medical Equipment segment, operating profit before non-recurring items and amortization of goodwill was EUR 17.9 million (EUR 14.8 million).

Optical Retail

Net sales for the Optical Retail segment were EUR 104.3 million (EUR 95.6 million), representing growth of 9% compared to the previous year. The combined sales of the store chains in Finland increased 10%, which was higher than the growth in the optical retail sector overall. Sales for the Ögat store chain in Sweden grew 13% in local currency, two-thirds of the growth was from acquisitions in spring 2001. Sales in Estonia continued to increase strongly, which was partly due to an increase in the number of stores. Due to weak profitability, it was decided to end operations in Latvia at the end of 2001. One store operates in St. Petersburg, Russia. Currently, Optical Retail has a total of 172 stores, of which 135 in Finland, 22 in Sweden, 14 in Estonia and 1 in Russia.

The assets and operations related to Optical Retail were incorporated as a separate legal entity Instru optiikka Oy, on 1 May 2001. Optical Retail also comprises the companies operating in Sweden, Estonia and Russia.

In the Optical Retail segment, operating profit before non-recurring items and amortization of goodwill was slightly higher than in the previous year at EUR 10.7 million (EUR 10.3 million). As a share of revenues, expenses increased compared to the previous year. The increase in expenses was partly attributable to the closing of operations in Latvia.

FINANCING

Net financing expenses totaled EUR 11.9 million (EUR 13.2 million). The decrease was primarily the result of a decrease in interest expenses. Equity ratio was 54% (50%) and gearing 36% (48%). Interest-bearing net debt decreased by EUR 40.5 million and totaled EUR 185.0 million (EUR 225.5 million) at the end of the year. Equity ratio was 54% (50%) and gearing 36% (48%).

CAPITAL EXPENDITURE AND R&D EXPENSES

The Group's capital expenditure totaled EUR 43.3 million (EUR 51.0 million). EUR 15.6 million was invested in machinery and equipment, EUR 7.6 million in buildings and land, and EUR 20.1 million in shares and shareholdings and other long-term expenditure, including the purchase of Soredex. Planned depreciation amounted to EUR 39.9 million (EUR 41.9 million).

Research and development expenses were EUR 66.6 million (EUR 63.8 million). As a share of revenues, R&D expenses amounted to 7% of net sales for the anesthesia and critical care business, 9% for diagnostic imaging and 7% for infant care and suction and oxygen therapy products.

PERSONNEL AND ADMINISTRATION

Full-time employees of Instrumentarium Group totaled 5,386 at the end of 2001. The average number of employees for the year 2001 was 5,317 (5,205), of which the parent company, Instrumentarium Corporation, employed 1,503 (1,917). The incorporation of both Deio and Instru optiikka significantly reduced the number of employees at the parent company.

Chairman of the Board of Directors in 2001 was Gerhard Wendt, Ph.D. President and Chief Executive Officer was Olli Riikkala, M.Sc. (Tech.), MBA, who also is a member of the Board of Directors. The other members of the Board of Directors were Erkki Etola, M.Sc. (Tech.) (until 26 March 2001), Juhani Kuusi, Professor, D.Sc (Tech.), Mikael Lilius, M.Sc. (Econ.), Timo Peltola, D.Econ. h.c. (from 26 March 2001), Jukka Takala, Professor, M.D., Ph.D. and Turo K. J. Tukiainen, LL.B., MBA.

ACQUISITIONS AND GROUP RESTRUCTURING

At the beginning of 2001 the assets and operations related to care information solutions business of Datex-Ohmeda were incorporated into the Deio group of companies.

In May 2001, Instru optiikka Oy was incorporated as a separate legal entity from Instrumentarium Corporation.

In May 2001 two companies involved in optical retailing were acquired in the Stockholm region of Sweden. At the end of 2001 it was decided to close the three stores in Latvia and dissolve the company SIA Instrumentarium Optika.

In July 2001, the assets and operations of the dental diagnostic imaging division Soredex were purchased. As a result of the acquisition, Instrumentarium became the largest supplier of dental panoramic X-ray devices.

STOCK OPTIONS

In accordance with the 1998 stock option plan, the number of issued stock options at the end of 2001 totaled 1,025,500, which allow the holders to subscribe to a maximum of 1,226,599 shares in Instrumentarium. The maximum amount of stock options in the stock option plan is 1,090,987 allowing the holders to subscribe to a maximum of 1,304,930 shares.

Under the 2001 stock option plan the share subscription price for a stock option 2001B shall be the trade volume weighted average quotation of the Instrumentarium share on the Helsinki Exchanges between 1 October and 31 December 2001, and is EUR 43.08. Under the 2001 stock option plan, a total of 361,800 stock options were issued at the end of the year, allowing the holders to subscribe to 361,800 shares. A maximum total of 860,000 Instrumentarium shares may be subscribed for under the 2001 stock option plan.

OWN SHARES

The Group owned 111,361 own shares at the end of the reporting period. These shares were received between 1999 and 2001 as dividends. The shares are recorded as a long-term investment on the balance sheet at the dividend date acquisition cost of EUR 4.1 million.

CHANGES IN OWNERSHIP

On 2 January 2002 Sampo plc, announced that it had entered into an agreement whereby Sampo plc Group's shareholding in Instrumentarium Corporation fell to 3.87 % of the share capital of Instrumentarium Corporation.

ANNUAL GENERAL MEETING

On 12 February 2002, the Board of Directors of Instrumentarium Corporation decided to propose the convening of the Annual General Meeting on 25 March 2002.

In addition to ordinary matters, items proposed are granting the Board of Directors the authorization to purchase and dispose of own shares in the Corporation and the authorization to raise additional share capital. In addition, the meeting will decide on the Board of Directors proposal to increase the Corporation's share capital through a bonus issue by issuing for one old share in Instrumentarium, one new share without consideration. If the bonus issue is approved of by the Annual General Meeting, the share capital and number of shares would double.

In addition to the bonus issue, the number of the company's ADRs listed on the Nasdaq Stock Market in the United States would be adjusted so that one ADR would equal one share in Instrumentarium Corporation, whereas presently two ADRs equal one share.

PROSPECTS FOR 2002

In 2001, Instrumentarium's largest division, Datex-Ohmeda, clearly strengthened its position in the market for anesthesia equipment and systems. Datex-Ohmeda also improved its position in the critical care market, although growth expectations were not met in the USA. The goal for Datex-Ohmeda for 2002 is to continue to strengthen its market position in anesthesia and especially in critical care, as well as to maintain its good level of profitability.

The operations of Deio, in care information solutions, were established in 2001. In line with the long term plans to develop the care information solutions business, the investment efforts in Deio in 2002 are estimated to continue at the level of 2001.

All of the divisions in the Medical Equipment segment have strong positions in their markets. The prospects for the segment overall are good. The patent litigation may negatively affect sales growth for Ohmeda Medical.

Optical Retail strengthened its market position in Finland, Sweden and Estonia during 2001. The outlook for 2002 is stable.

Overall, the situation for the Instrumentarium Group is stable, and the earnings for 2002 is expected to be higher than for the previous year.

INCOME STATEMENT EUR million	10-12/ 2001	10-12/ 2000	**1-12/ 2001**	1-12/ 2000	Change %
NET SALES	312.9	302.5	**1 025.4**	912.8	+12
Cost of goods sold	-149.0	-145.0	**-489.9**	-454.8	+8
GROSS PROFIT	163.9	157.5	**535.5**	458.1	+17
Selling and marketing expenses	-71.3	-73.3	**-244.1**	-240.3	+2
Research and development expenses	-18.9	-18.4	**-66.6**	-63.8	+4
General and administrative expenses	-25.8	-26.6	**-94.1**	-86.7	+9
Other operating income and expenses, net	1.1	7.2	**1.3**	22.6	-94
OPERATING PROFIT BEFORE NON-RECURRING ITEMS AND AMORTIZATION OF GOODWILL	49.0	46.4	**132.0**	89.9	+47
Non-recurring operating income and expenses, net		0.5		6.2	-100
Amortization of goodwill	-4.2	-2.8	**-16.5**	-16.3	+1
OPERATING PROFIT	44.9	44.1	**115.5**	79.7	+45
Financing income and expenses, net	-1.8	3.2	**-11.9**	-13.2	-10
INCOME BEFORE EXTRAORDINARY ITEMS	43.2	47.3	**103.6**	66.6	+56
Extraordinary income and expenses, net		3.5		3.5	-100
INCOME AFTER EXTRAORDINARY ITEMS	43.2	50.8	**103.6**	70.1	+48
Income taxes	-12.1	-13.3	**-31.4**	-23.5	+34
Minority interest	-0.0	-0.1	**-0.0**	-0.0	-86
NET INCOME	31.1	37.4	**72.1**	46.6	+55

DEVELOPMENT BY BUSINESS SEGMENT EUR million	10-12/ 2001	10-12/ 2000	**1-12/ 2001**	1-12/ 2000	Change %
NET SALES					
Anesthesia and Critical Care	219.5	218.3	**714.0**	641.2	+11
Medical Equipment	65.9	58.7	**206.4**	171.7	+20
Optical Retail	27.2	25.5	**104.3**	95.6	+9
Other *	0.1	0.1	**0.7**	4.3	-84
	312.9	302.5	**1 025.4**	912.8	+12
OPERATING PROFIT					
Anesthesia and Critical Care	41.7	29.6	**103.1**	58.6	+76
Medical Equipment	4.2	7.1	**17.9**	14.8	+20
Optical Retail	3.0	2.7	**10.7**	10.3	+4
Other *	0.1	6.9	**0.3**	6.1	-95
	49.1	46.4	**132.0**	89.9	+47
Non-recurring items		0.5		6.2	-100
Amortization of goodwill	-4.2	-2.8	**-16.5**	-16.3	+1
OPERATING PROFIT	44.9	44.1	**115.5**	79.7	+45

* Group administration and divested operations.

DEVELOPMENT BY QUARTER EUR million	I/2001	II/2001	III/2001	IV/2001	I-IV/2001
NET SALES					
Anesthesia and Critical Care	155.2	165.0	174.3	219.5	714.0
Medical Equipment	43.9	49.7	46.9	65.9	206.4
Optical Retail	26.5	25.8	24.8	27.2	104.3
Other *	0.2	0.1	0.3	0.1	0.7
	225.7	240.6	246.2	312.9	1025.4
OPERATING PROFIT					
Anesthesia and Critical Care	16.9	19.9	24.6	41.7	103.1
Medical Equipment	4.2	5.8	3.6	4.2	17.9
Optical Retail	3.3	2.3	2.1	3.0	10.7
Other *	0.1	0.5	-0.4	0.1	0.3
	24.5	28.5	29.9	49.1	132.0
Non-recurring items					
Amortization of goodwill	-4.0	-4.1	-4.2	-4.2	-16.5
OPERATING PROFIT	20.5	24.4	25.7	44.9	115.5

DEVELOPMENT BY QUARTER EUR million	I/2000	II/2000	III/2000	IV/2000	I-IV/2000
NET SALES					
Anesthesia and Critical Care	132.0	149.7	141.1	218.3	641.2
Medical Equipment	34.5	41.9	36.7	58.7	171.7
Optical Retail	24.3	23.1	22.7	25.5	95.6
Other *	2.5	1.6	0.1	0.1	4.3
	193.3	216.4	200.7	302.5	912.8
OPERATING PROFIT					
Anesthesia and Critical Care	6.8	11.3	10.9	29.6	58.6
Medical Equipment	1.9	3.8	2.0	7.1	14.8
Optical Retail	3.1	2.0	2.5	2.7	10.3
Other *	-0.4	-0.3	-0.1	6.9	6.1
	11.4	16.8	15.4	46.4	89.9
Non-recurring items	0.8	3.8	1.1	0.5	6.2
Amortization of goodwill	-4.6	-4.7	-4.3	-2.8	-16.3
OPERATING PROFIT	7.5	15.9	12.2	44.1	79.7

* Group administration and divested operations

BALANCE SHEET EUR million	**Dec. 31, 2001**	Dec. 31, 2000	Change %
ASSETS			
NON-CURRENT ASSETS			
Intangible assets	**265.9**	274.0	-3
Tangible assets	**115.8**	111.9	+3
Investments	**34.4**	33.9	+2
Own shares	**4.1**	4.0	+1
CURRENT ASSETS			
Inventories	**175.4**	168.5	+4
Short-term receivables	**346.2**	326.0	+6
Cash and cash equivalents	**23.8**	22.4	+6
TOTAL ASSETS	**965.6**	940.7	+3
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity	**522.4**	473.3	+10
Minority interest	**0.2**	-0.0	
Long-term liabilities	**159.7**	174.0	-8
Short-term liabilities	**283.3**	293.5	-3
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**965.6**	940.7	+3

CAPITAL EXPENDITURE AND DEPRECIATION EUR million	**Dec. 31, 2001**	Dec. 31, 2000	Change %
Capital expenditure	**43.3**	51.0	-15
Share of net sales	**4.2 %**	5.6 %	
Depreciation and amortization according to plan	**39.9**	41.9	-5

CASH FLOW STATEMENT EUR million	**1-12/ 2001**	1-12/ 2000	Change %
Cash flow from operating activities			
Net income	**72.1**	46.6	+55
Adjustments to net income	**79.7**	45.3	+76
Change in working capital	**-12.5**	-27.7	-55
Net cash provided by (used in) operating activities before interests and taxes	**139.3**	64.1	+117
Interests paid	**-11.1**	-20.5	-46
Taxes paid	**-26.8**	-26.6	+1
Net cash provided by (used in) operating activities	**101.4**	17.1	+492
Cash flow from investing activities			
Acquired companies and businesses	**-17.0**	-20.6	-18
Investments in other non-current assets	**-26.3**	-28.0	-6
Proceeds from disposition of companies and businesses	**0.3**	44.7	-99
Proceeds from sale of other non-current assets	**3.4**	27.3	-88
Increase (-), decrease (+) in short-term investments	**-0.2**	-0.4	-44
Increase (-), decrease (+) in other long-term investments	**-10.2**	-7.7	+33
Ohmeda acquisition *		47.9	-100
Net cash provided by (used in) investing activities	**-50.0**	63.3	
Cash flow after investing activities	**51.4**	80.4	-36
Cash flow from financing activities			
Dividends paid	**-24.0**	-16.1	+49
Increase (+), decrease (-) in short-term debt	**-9.6**	-31.1	-69
Increase (+), decrease (-) in long-term debt	**-16.7**	-31.3	-46
Net cash provided by (used in) financing activities	**-50.4**	-78.5	-36
Net increase (+). decrease (-) in cash and cash equivalents	**1.0**	2.0	-49
Cash and cash equivalents at beginning of year	**22.4**	20.4	+10
Effect of exchange rate changes on cash	**0.3**	0.1	+235
Cash and cash equivalents at end of year	**23.8**	22.4	+6

* The payment in September 2000 from Baxter Healthcare Corporation related to Ohmeda acquisition.

PER SHARE DATA EUR	**Dec. 31,** **2001**	Dec. 31, 2000	Change %
Earnings per share	**3.01**	1.80	+67
Diluted earnings per share	**3.00**	1.80	+67
Shareholders' equity per share	**21.62**	19.57	+10
Dividend per share	**1.20** *	0.80	+50
A 100-year anniversary bonus dividend per share		0.20	
Adjusted average number of shares (in thousands)			
Excluding diluting effect of stock options	**23 973**	23 980	-0
Including diluting effect of stock options	**24 085**	23 980	+0
Adjusted number of shares at the end of period (in thousands)	**23 973**	23 974	-0

* Proposed by the Board of Directors

NET SALES BY MARKET AREA EUR million	**1-12/** **2001**	1-12/ 2000	Change %
European Union	**395.5**	354.0	+12
of which Finland	***104.3***	*97.2*	+7
Rest of Europe	**47.3**	41.5	+14
North America	**442.7**	390.1	+13
Asia and Pacific	**100.8**	94.3	+7
Rest of world	**39.0**	32.8	+19
Total	**1 025.4**	912.8	+12

AVERAGE NUMBER OF EMPLOYEES	**1-12/** **2001**	1-12/ 2000	Change %
In Finland	**1 990**	1 931	+3
Outside Finland	**3 327**	3 274	+2
Total	**5 317**	5 205	+2

COMMITMENTS AND CONTINGENCIES EUR million	**Dec. 31, 2001**	Dec. 31, 2000 *	Change %
On behalf of			
Instrumentarium	**22.2**	25.2	-12
Pension commitments	**0.2**	0.2	+4
Total	**22.5**	25.4	-12

* Certain prior year balances have been reclassified to conform to the current year presentation.

DERIVATIVE FINANCIAL INSTRUMENTS

Instrumentarium Group uses derivative contracts to hedge against the exchange rate risks associated with cash flows and balance sheet items denominated in foreign currency. Interest rate risks related to the loan portfolio are hedged by using interest rate derivatives.

EUR million	**Fair value Dec. 31, 2001**	**Nominal value Dec. 31, 2001**	Fair value Dec. 31, 2000	Nominal value Dec. 31, 2000
Foreign exchange derivatives				
Forwards	**0.2**	**145.3**	0.4	171.2
Options				
Purchased	**0.1**	**20.2**		
Written	**0.0**	**20.4**	-0.4	14.1
Interest rate derivatives				
Futures and forwards	**0.0**	**50.0**		
Options				
Purchased		**1.5**		3.0

Unrealized gains and losses in the portfolio of derivative financial instruments are recorded in the income statement under financing income and expenses. Carrying amount of derivative financial instruments equals their fair value.

INSTRUMENTARIUM CORPORATION
The Board of Directors

Further information:
Mr. Juhani Lassila, Group Treasurer, tel. +358 10 394 3422
Mr. Sean Donovan, Director. Investor Relations, tel.+358 10 394 3645

INVITATION TO THE ANNUAL GENERAL MEETING AND PROPOSALS OF THE BOARD OF DIRECTORS OF INSTRUMENTARIUM CORPORATION

The shareholders of Instrumentarium Corporation are invited to the Annual General Meeting to be held in Helsinki, at the Marina Congress Center at Katajanokanlaituri 6, on Monday, March 25, 2002 at 5 p.m.

The meeting agenda is as follows:

1) Matters to be submitted to the Annual General Meeting pursuant to Section 8 of the Articles of Association

2) Increase in share capital through a bonus issue

The Board of Directors proposes to the Annual General Meeting that the Company's share capital be increased through a bonus issue, with shareholders receiving without consideration one (1) new share against one (1) old share. The bonus issue will result in 24,084,371 new shares, with an equivalent book value of two (2) euros. The bonus issue will be implemented by transferring EUR 48,168,742 from the share premium fund to share capital. As a consequence of the bonus issue, the company's share capital will increase from EUR 48,168,742 to EUR 96,337,484.

The Board of Directors is proposing the bonus issue in order to double the number of Company shares, causing the share's market price to be cut by half. Cutting the price by half is likely to increase the share's liquidity on the market and promote stock market operations. The bonus issue will have no impact on the ownership structure of the Company.

A shareholder who has been entered as a shareholder in the Company's register of shareholders on the record date April 2, 2002 is entitled to new shares in the bonus issue.

The new shares will give entitlement to full dividend as from the fiscal year beginning on January 1, 2002 and to other share-related rights in the Company as soon as the increase in share capital has been entered in the Trade Register.

The subscription ratio for the Company's warrants will be amended so that the ratio of shares subscribed under warrants to share capital remains unchanged.

3) Granting of authorization to the Board of Directors to purchase the Company's own shares

The Board of Directors proposes that the Annual General Meeting authorize the Board to decide on the purchase of up to 1,200,000 of the Company's own shares or, if the Annual General Meeting approves the Board's proposal in item 2) for a bonus issue, of 2,400,000 of the Company's own shares, using funds available for profit distributions, provided, however, that after purchase the total book equivalent value of the shares held by the Company and its subsidiaries, or the voting rights attaching thereto, shall not exceed five (5) percent of the share capital of the Company or all voting rights related thereto.

The shares shall be purchased as decided by the Board of Directors through public trading on the Helsinki Exchanges at the market prices prevailing at the time of purchase.

Shares can be purchased for the purpose of improving the Company's capital structure, to be used as consideration in possible acquisitions or other industrial arrangements, to be used to fund investments, or to be used as part of the Company's remuneration or incentive scheme. The Board of Directors may also propose to a shareholders' meeting that any shares so acquired be invalidated as part of a reduction of the Company's share capital.

The authorization shall remain in effect for a maximum period of one year from the decision of the Annual General Meeting.

4) Granting of authorization to the Board of Directors to transfer shares of the Company

The Board of Directors proposes that the Annual General Meeting authorize the Board of Directors to decide on the transfer of the shares purchased pursuant to the authorization granted to the Board of Directors, or otherwise already held by the Company, of a maximum of 1,200,000 shares, or if the Annual General Meeting approves the Board proposal in item 2) for a bonus issue, of a maximum of 2,400,000 shares.

The Board of Directors shall be authorized to designate the parties to whom the Company's shares shall be transferred and determine the transfer procedure. The Board of Directors may decide to transfer the shares of the Company in deviation of the pre-emptive right of the shareholders to acquire shares of the Company, as well as of the criteria for determining the transfer price.

Shares can be transferred as consideration in possible acquisitions or other industrial arrangements, to fund investments, or as part of the Company's remuneration or incentive scheme. The shares can also be transferred through public trading on the Helsinki Exchanges.

The authorization shall remain in effect for a maximum period of one year from the decision of the Annual General Meeting.

5) Granting of authorization to the Board of Directors to decide on a rights issue

The Board of Directors proposes that the Annual General Meeting authorize the Board of Directors to decide on an increase in share capital by a maximum of 2,400,000 shares or, if the Annual General Meeting approves the Board's proposal in item 2) for a bonus issue, of 4,800,000 shares, by means of a rights issue in one or several lots.

Under the authorization the Board of Directors may when deciding on a rights issue deviate from the existing shareholders' pre-emptive right to subscribe to new shares and may decide on the criteria for determining the subscription price, on the subscription price and on the terms for subscription of new shares.

The existing shareholders' pre-emptive right may be deviated from provided that the Company has weighty economic reasons to do so, including financing or creating the preconditions for acquisitions or other structural measures, strengthening of the financial or capital structure of the Company, implementation of other arrangements relating to the development of the Company's business or creating a remuneration or incentive scheme for the Company.

The Board of Directors shall have the right to designate the parties who may subscribe to the new shares. In addition, the Board of Directors may decide that the shares issued under the rights issue can be subscribed in exchange for a consideration in kind or on other special terms or by using the right of set-off.

The authorization shall remain in effect for a maximum period of one year from the decision of the Annual General Meeting.

Payment of dividend

The Board of Directors proposes to the Annual General Meeting that a dividend of EUR 1.20 per share be paid for the fiscal year 2001. This dividend will be paid to shareholders of record as of April 2, 2002 in the shareholder register maintained by the Finnish Central Securities Depository Ltd. The Board of Directors proposes to the Annual General Meeting that said dividend be paid on April 9, 2002.

Documents

The financial statements and the proposals of the Board of Directors will be available to shareholders as of March 18, 2002 at the Company's Head Office in Helsinki, at Kuortaneenkatu 2, and copies will be sent to shareholders at their request.

Right to participate and registration

A shareholder who has been entered as a shareholder, on March 15, 2002 at the latest, in the register of shareholders maintained by the Finnish Central Securities Depository Ltd or who, according to chapter 3a, section 4, paragraph 2 of the Companies Act, is entitled to take part in a shareholders' meeting, has the right to participate in the Annual General Meeting. Nominee-registered shareholders may temporarily be entered in the register of shareholders on March 15, 2002 for the purpose of participating in the Annual General Meeting.

Advance notification of attendance must be received by 4 p.m. on Thursday, March 21, 2002 by telephone +358-10 394 3401 or +358-10 394 3404, by telefax +358-9-146 4172, on the Internet at www.instrumentarium.fi or in writing to Instrumentarium Corporation, Shareholder Register, P.O. Box 100, 00031 Instrumentarium, Finland. Notifications sent in writing, by telefax or through the Internet must reach the Company before the end of the above notification period.

Proxies must be sent to the above address by the end of the notification period. A proxy template is available at the Company's aforementioned Internet address.

Helsinki, February 12, 2002

BOARD OF DIRECTORS

Board of Directors' proposal to the Annual General Meeting on increasing share capital through a bonus issue

The Board of Directors proposes to the Annual General Meeting that the Company's share capital be increased from the current EUR 48,168,742 to EUR 96,337,484 through a EUR 48,168,742 bonus issue. The Board of Directors is proposing the bonus issue in order to double the number of Company shares, causing the share's market price to be cut by half. Cutting the price by half is likely to increase the share's liquidity on the market and promote stock market operations. The bonus issue will have no impact on the ownership structure of the Company. The Board proposes the bonus issue on the following terms and conditions:

1. The bonus issue will result in 24,084,371 new shares, with an equivalent book value of two (2) euros. The bonus issue will be implemented by transferring EUR 48,168,742 from the share premium fund to share capital.

2. Shareholders will receive without consideration one (1) new share against one (1) old share.

3. The record date of the bonus issue will be April 2, 2002. A shareholder who has been entered as a shareholder in the Company's register of shareholders on the record date is entitled to new shares in the bonus issue.

4. The new shares will give entitlement to full dividend as of the fiscal year beginning on January 1, 2002 and to other share-related rights in the Company as soon as the increase in share capital has been entered in the Trade Register.

5. The subscription ratio for the Company's warrants will be amended so that the ratio of shares subscribed under warrants to share capital remains unchanged. The Company's share capital may increase on the basis of warrants of 1998 by EUR 5,219,720 instead of EUR 2,609,860, and on the basis of subscription with warrants of 2001 by EUR 3,440,000 instead of EUR 1,720,000.

6. Other matters related to the bonus issue and action required by them will be decided by the Board of Directors.

Board of Directors' proposal to the Annual General Meeting on authorizing the Board of Directors to purchase the Company's own shares

The Board of Directors proposes that the Annual General Meeting authorize the Board to decide on purchase of the Company's own shares using funds available for distribution of profits and pursuant to the following terms and conditions:

1. The number of shares purchased may not exceed 1,200,000 or, if the Annual General Meeting approves the Board's proposal for a bonus issue, 2,400,000 shares, provided, however, that after the purchase of shares, the total book equivalent value of the shares held by the Company and its subsidiaries, or the total votes represented by such shares may not exceed five (5) per cent of the entire share capital of the Company, or the total votes represented by them.

2. Shares can be purchased for the purpose of improving the Company's capital structure, to be used as consideration in possible acquisitions or other industrial arrangements, to be used to fund investments, or to be used as part of the Company's remuneration or incentive scheme. The Board of Directors may also propose to a shareholders' meeting that any shares so acquired be invalidated as part of a reduction in the Company's share capital.

3. The shares shall be purchased as decided by the Board of Directors through public trading on the Helsinki Exchanges at the market prices prevailing at the time of purchase. The purchase price for the shares will be paid to the sellers within the period of time specified under the rules of the Helsinki Exchanges and the Finnish Central Securities Depository Ltd.

4. The authorization shall remain in effect until the Annual General Meeting in 2003, though not after March 25, 2003.

5. As the total number of the shares thus purchased will be less than 5 per cent of the share capital and less than 5 per cent of the votes represented by all the shares, the purchase will have no significant impact on the ownership structure and voting powers in the Company.

Board of Directors' proposal to the Annual General Meeting to authorize the Board of Directors to transfer shares of the Company.

The Board of Directors proposes that the Annual General Meeting authorize the Board of Directors to decide on transfer of shares of the Company on the following terms and conditions:

1. This authorization covers the transfer of the shares purchased pursuant to the share purchase authorization granted to the Board of Directors, or otherwise already held by the Company, of a maximum number of 1,200,000 shares or, if the Annual General Meeting approves the Board's proposal for a bonus issue, 2,400,000 shares.

2. The Board of Directors shall be authorized to designate the parties to whom the Company's shares shall be transferred and determine the transfer procedure. The

Board of Directors may decide to transfer the shares of the Company in deviation of the pre-emptive right of the shareholders to acquire shares of the Company in proportion to their holdings, as well as the criteria for determining the transfer price.
3. Shares can be transferred as consideration in possible acquisitions or other industrial arrangements, to be used to fund investments, or to be used as part of the Company's remuneration or incentive scheme. Shares can also be transferred through public trading on the Helsinki Exchanges.

4. The authorization shall remain in effect until the Annual General Meeting in 2003, though not after March 25, 2003.

Board of Directors' proposal to the Annual General Meeting to authorize the Board of Directors to decide on a rights issue

The Board of Directors proposes that the Annual General Meeting authorize the Board of Directors to decide on an increase of the share capital by means of a rights issue on the following terms:

1. Share capital will be increased by a maximum of EUR 4,800,000 in one or several lots by offering for subscription through a rights issue a maximum of 2,400,000 new shares, with an equivalent book value of two (2) euros. The maximum amount of the increase corresponds to about 9.96% of the company's current registered share capital and the new shares about 9.96% of the voting rights of all shares. If the Annual General Meeting approves the Board's proposal on the rights issue, the maximum share capital increase would be EUR 9,600,000 and the maximum number of new shares offered for subscription 4,800,000 shares. Also these amounts correspond to 9.96% of the company's registered share capital and of the voting rights attached to all the shares after the increase related to the bonus issue has been entered in the Trade Register.

2. Under the authorization the Board of Directors may, when deciding on a rights issue, deviate from the existing shareholders' pre-emptive right to subscribe to new shares and may decide on the criteria for determining the subscription price, on the subscription price as well as on the terms for the subscription of new shares and all other matters related to the share subscription. The share subscription price shall nevertheless always amount to at least the book equivalent value of the share.

3. The existing shareholders' pre-emptive right may be deviated from provided that the Company has weighty economic reasons to do so, including financing or creating the preconditions for acquisitions or other structural measures, strengthening of the financial or capital structure of the Company, implementation of other arrangements relating to the development of the Company's business, or creating a remuneration or incentive scheme with the purpose of encouraging the personnel to work on a long-term basis to increase the shareholder value and to commit the personnel to the employer.

4. The Board of Directors shall have the right to designate the parties who may subscribe to the new shares. In addition, the Board of Directors may decide that the

shares issued under the rights issue can be subscribed in exchange for a consideration in kind or on other special terms or by using the right of set-off.

5. The authorization shall remain in effect until the Annual General Meeting in 2003, though not after March 25, 2003.

INSTRUMENTARIUM CORPORATION

Matti Salmivuori Juhani Lassila

DISTRIBUTION

The Helsinki Exchanges
Media

Further information:
Ms. Ritva Sotamaa, General Counsel, tel. +358 10 394 2005
Mr. Juhani Lassila, Group Treasurer, tel. +358 10 394 3422

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Instrumentarium Corporation

Date: February 13, 2002

By: /s/ MATTI SALMIVUORI
Matti Salmivuori
Chief Executive Officer

Date: February 13, 2002

By: /s/ JUHANI LASSILA
Juhani Lassila
Group Treasurer